Via EDGAR

January 31, 2008

Mr. Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Mail Stop - 4561

Re:  Horizon Bancorp Form
10-K for Fiscal Year Ended December 31, 2006
Filed March 23, 2007,  File No. 000-10792

Dear Mr. Vaughn

This correspondence is Horizon Bancorp’s response to the follow-up comment received from the Securities and Exchange Commission on January 21, 2008, regarding the above-referenced filing and Horizon Bancorp's response to the initial comment letter dated December 31, 2007.

As we have discussed with Michael Volley, we will revise the discussion of Mortgage Warehouse Loans in both the Management’s Discussion and Analysis (Item 7) and in Note 1 – Nature of Operations and Summary of Significant Accounting Policies in Item 8 of future 10-K filings as follows:

Horizon’s mortgage warehousing business line has specific mortgage companies as customers of Horizon Bank.  Individual mortgage loans originated by these mortgage companies are funded as a secured borrowing with pledge of collateral under Horizon’s agreement with the mortgage company.  Each individual mortgage is assigned to Horizon until the loan is sold to the secondary market by the mortgage company.  In addition, Horizon takes possession of each original note and forwards such note to the end investor once the mortgage company has sold the loan.  At the time a loan is transferred to the secondary market, the mortgage company repurchases the loan under its option within the agreement.  Due to the repurchase feature contained in the agreement, the transaction does not qualify as a sale under SFAS 140 paragraph 9 (c) and therefore is accounted for as a secured borrowing with pledge of collateral under paragraph 12 of SFAS 140 pursuant to the agreement with the mortgage company. When the individual loan is sold to the end investor by the mortgage company the proceeds from the sale of the loan are received by Horizon and used to payoff the loan balance with Horizon along with any accrued interest and any related fees.  The remaining balance from the sale is forwarded to the mortgage company.  These individual loans typically are sold by the mortgage company within 30 days and are seldom held more than 90 days.  Interest income is accrued during this period and collected at the time each loan is sold.  Fee income for each loan sold is recorded when collected and no costs are deferred due to the term between each loan funding and related payoff is typically less than 30 days.

Based on the agreements with each mortgage company, at any time a mortgage company can repurchase from Horizon their outstanding loan balance on an individual mortgage and regain possession of the original note.  Horizon also has the option to request that the mortgage company

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repurchase an individual mortgage. Should this occur, Horizon would return the original note and reassign the assignment of the mortgage to the mortgage company. Also, in the event that the end investor would not be able to honor the sales commitment and the mortgage company would not be able to repurchase its loan on an individual mortgage, Horizon would be able to exercise its rights under the agreement.

If you have any questions regarding the responses above, please contact the undersigned at (219) 873-2608.

Sincerely,

/s/ James H. Foglesong

James H. Foglesong
Chief Financial Officer
Horizon Bancorp